CHINA HOUSING & LAND DEVELOPMENT, INC.

6 Youyi Dong Lu, Han Yuan 4 Lou
Xi'An, Shaanxi Province
China 710054

July 14, 2008

United States Securities and Exchange Commission
Washington D.C. 20549
United States of America

Attention: Ms. Jessica Kane and Ms. Pamela Long

Re:	China Housing & Land Development, Inc. ("Company") Amendment No. 1 to Registration Statement on Form S-1 File: June 12, 2008 File No.: 333-149746

Dear Ms. Kane:

Thank you for your comment letter on our above-captioned registration statement, dated July 2, 2008. We are writing you to provide responses to your comments in connection with our filing Amendment No. 2 to the registration statement.

For your ease of reference and reading we have reproduced your original comments in their original number ordering and are providing our responses keyed to the comments right below the respective comments.

In addition, we have updated our business discussions to reflect the content in the most recent Form 10K filed with the Commission.

General

1.	We note your revised disclosure in response to comment 24 in our letter dated April 11, 2008. However, it still appears that you identify your executive officers and directors in two separate ways: first name first and last name first. Please revise to identify your officers and directors in a consistent manner throughout the entire filing.

Response

Please be advised that we have identified all names in the filing in the manner of First Name and Last Name, for example, our chief executive officer’s name is spelled as Pingji Lu.

About Our Recent Private Placement, page 5

2.	We note your revised disclosure in response to comment 6 in our letter dated April 11, 2008. However, please clearly state that you are registering in this Form S-1 the shares of common stock underlying the 5.0% Senior Secured Convertible Notes and the Warrants.

Response

Please be advised that we have added the following as the top sentence under Caption THIS OFFERING at page 15:

We are registering in this Form S-1 the shares of common stock underlying the 5.0% Senior Secured Convertible Notes and the Warrants.

3.	We note that you are registering 2,021,440 shares of common stock to be issued upon conversion of the 5% Senior Secured Convertible Notes. Please tell us how you decided to register this number of shares since it appears less than the total number of shares issuable upon conversion of the Notes. Additionally, please tell us why you are registering an amount of common stock that equals at least 125% of the shares issuable upon conversion of the Notes, exercise of the Warrants, and payment of interest accrued on the Notes. We note that the Notes have a fixed conversion price of $5.57.

Response

Please be advised that we have derived this number of shares by adding the number of underlying shares representing 40% of the underlying principal amount of the Senior Secured Convertible Notes, which is eligible for conversion, to the number of underlying shares representing the interest accrued or to be accrued of those underlying conversion eligible Notes plus the warrant shares to arrive at the base amount, which is in turn multiplied by 125% according to the Registration Rights Agreement. We are registering an amount of common stock that equals 125% of the shares issuable upon conversion of the conversion eligible Notes, exercise of the Warrants and payment of interest accrued on the Notes pursuant to the Registration Rights Agreement in anticipation of adjustment of conversion price.

Business, page 20

4.	In your discussion of the Tsining 24G project on page 24, we note your reference to the hotel square footage. We further note your response to comment 20 in our letter dated April 11, 2008 in which you stated that your properties are apartments and retail space. In light of this response to comment 20, please clarify the reference to hotels on page 24. Additionally, please also clarify or remove references to condominiums, town homes, and single-family homes on pages F-10 and F-37.

Response

Please be advised that we have revised the language and changed our reference to hotels to service apartments at page 24. Also, we have replaced our references to condominiums, town homes, and single-family homes with references to apartments and retail space on pages F-10 and F-37.

Executive Compensation, page 31

5.	Please expand your Compensation Discussion and Analysis section to include the following items. See Item 402(b)(1) of Regulation S-K.

What the compensation program is designed to reward;

Why you choose to pay each element of compensation;

How you determine the amount to pay for each compensation element;

How each compensation element and your decisions regarding that element fit into your overall compensation objectives and affect decisions regarding other elements.

Response

Please be advised that we have added the following paragraph at page 31 to answer the above questions:

Our compensation program is designed to reward performance. The base salary is paid to provide for basic living expenses, an annual bonus paid in cash and/or the incentive stock award in shares of company stock are paid to reward performance. The amount of the payment has been determined based on work performance, importance of position and individual credentials. Our compensation elements is a business decision under the purview of the Compensation Committee which evaluates the effectiveness of such elements on an annual basis.

6.	On pages 31-32, we note your references to independent compensation advisors, a peer group, benchmarks, financial metrics, performance targets, and individual performance evaluations. Please revise your disclosure to address the following items.

Please identify the outside compensation advisors, the members of the peer group, and the applicable benchmarks. See Item 402(b)(2)(xiv) of Regulation S-K.

Please disclose the financial metrics used to compare your performance against the peer group.

If the achievement of corporate performance targets is material to your decision about any element of compensation, please identify these targets and discuss how specific forms of compensation are structured and implemented to reflect these items of corporate performance. Please also discuss whether discretion can be exercised to award compensation if the relevant goal is not obtained or to reduce or increase the size of any award. See Item 402(b)(2)(vi) of Regulation S-K.

Please discuss how the specific forms of compensation are structured and implemented to reflect the executive officer’s individual performance, including the elements of individual performance and contribution evaluated. See Item 402(b)(2)(vii) of Regulation S-K.

Please discuss any policies regarding the adjustment or recovery of awards or payments if the relevant performance measures are restated or adjusted. in a way that would reduce the size of the award. See Item 402(b)(2)(viii) of Regulation S-K.

Response

Please be advised that we are a relatively small company compared to many listed companies with limited resources and management manpower to engage in very sophisticated and complicated executive compensation calculation system. We have to spend our limited management resources on running our business operations rather than trying to achieve a sophisticated compensation system and depend on the business judgment of the top managers and our compensation committee to make business judgment calls on the overall policies and treatment of executive compensation issues. To reflect this fact, we have revised our discussion of executive compensation starting at page 31 as follows:

Executive Compensation

The primary objective of our executive compensation program is to attract and retain an excellent management team that has key attributes such as business acumen, industry experience, personal integrity, the ability to recognize and make the most of the talent within the Company, and is motivated to work as a team and achieve results. A further objective of our compensation program is to provide incentives and reward each member of the management team for their contribution. In addition, we strive to promote an ownership mentality among key leadership and the Board of Directors.

The key elements of compensation for the executive officers are a base salary, an annual bonus paid in cash and/or incentive stock award in shares of company stock. The executive officers are also eligible for certain other benefits and perquisites that are intended to be a part of a competitive compensation package that provides health, welfare, savings and retirement programs comparable to those provided to employees and executives at other companies in our industry. Some elements of compensation are related, meaning that the value of one element affects the value of another element. For example, increasing base salary increases target bonus opportunities as well as savings, pension and disability benefits. Increasing bonuses also increases pension and savings plan benefits, but long-term incentive awards are excluded from both of these plans.

Our compensation program is designed to reward performance. The base salary is paid to provide for basic living expenses, an annual bonus paid in cash and/or the incentive stock award in shares of company stock are paid to reward performance. The amount of the payment has been determined based on work performance, importance of position and individual credentials. Our compensation elements is a business decision under the purview of the Compensation Committee which evaluates the effectiveness of such elements on an annual basis.

However, we are a relatively small company compared to many listed companies with limited resources and management manpower to engage in very sophisticated and complicated executive compensation calculation system. We have to spend our limited management resources on running our business operations rather than trying to achieve a sophisticated compensation system and depend on the business judgment of compensation committee to make business judgment calls on the overall policies and treatment of executive compensation issues. We engaged an independent compensation advisor in the past but had to terminate the engagement due to cost considerations.

Our Compensation Committee reviews and approves, or in some cases recommends for the approval of the full Board of Directors, the annual compensation for our Executive Officers. Regarding most compensation matters, including executive and director compensation, our management provides recommendations to the Compensation Committee; however, the Compensation Committee does not delegate any of its functions to others in setting compensation. Our Compensation Committee does not include any Executive Officers.

In measuring our Executive Officers’ contributions, the Compensation Committee considers numerous factors including our growth, strategic business relationships and financial performance.

Reviews the peer group of companies to benchmark Company performance and executive officer compensation. In this case we typically refer to our competitors in our market such as Xian Hi-Tech Industrial District Real Estate Development Co. Ltd, Xian Yahe Real Estate Development Co. Ltd, Xian Yanta District Rural & Urban Construction Development Company to compare and use as reference.

Reviews executive officer compensation to ensure that a significant portion is performance-based to create incentives for above-target performance and consequences for below-target performance,

Reviews tally sheets of total compensation and benefits for each executive officer to ensure the Committee understands all aspects of each executive officer’s total compensation,

Approves incentive plans’ performance targets, which are linked to Company performance,

Confirms with the Committee’s independent compensation consultant that total compensation paid to the Chief Executive Officer and the other executive officers is appropriate based on the Company’s performance relative to that of the peer group as measured by financial metrics, including stockholder returns, over one-year and longer periods, and

Approves base salary adjustments and also approves annual and long-term incentive award payouts for each year based on actual performance achieved relative to the pre-established performance targets and evaluation of individual performance.

We have no individual agreements, arrangements or other programs in which additional compensation is paid upon entering into or completing a change-in-control of the Company, nor is additional compensation or severance payable in the event of termination of employment following a change-in-control of the Company beyond amounts otherwise payable upon termination of employment.

The Company has entered into employment agreements and severance compensation arrangements with some of the named executive officers. Based on research on the peer group and general industry conducted by the consultant and the Committee’s own experience, the Company believes that pre-established severance arrangements provide assurances of fair treatment to the executives and help retain key executives for the benefit of the Company. Such agreements support the development of an experienced management team and are competitive with practices among the peer group.

The Committee has developed the following guidelines for the Company to limit compensation in severance agreements.

Employment and severance agreements are used only for a limited group of executives.

Termination of employment for cause should result in the forfeiture of all unpaid compensation, all unpaid cash or stock incentive compensation, and the Company may consider forfeiture of certain benefits that are not protected by federal or state law.

Death or disability should normally result in payment of compensation earned through that date, plus cash and stock compensation and other employee benefits under the terms and conditions of those plans.

Voluntary termination of employment or retirement should normally result in payment of compensation earned through that date, plus other vested employee benefits under the terms of the applicable plans and, in the case of retirement, accrued bonus and stock compensation under the terms of the applicable plans.

For involuntary termination of employment without cause, the value of cash severance arrangements should be limited to compensation normally payable through the end of the employment agreement, but generally not less than one year’s base salary and target bonus. Stock compensation should follow the vesting rules set by the Committee in the stock grant’s terms and conditions, although the Committee varies from this practice depending on the facts and circumstances. Employee benefits remain payable under the terms and conditions of the benefit plans.

7.	It appears from your Summary Compensation Table that you have only paid base salaries in recent years. However, we note your statement on page 31 that you structure executive compensation to ensure that a significant portion is performance-based to create incentives for above-target performance and consequences for below-target performance. Please disclose what kinds of incentive-based compensation you pay to your executive officers, including whether base salary is incentive-based. Additionally, please disclose if and when you anticipate awarding the other forms of compensation referenced in your Compensation Discussion and Analysis section. If you do not anticipate awarding the other forms of compensation in the future, please remove discussion of these forms from the Compensation Discussion and Analysis section.

Response

Please be advised that prior to the adoption of our stock incentive plan, we only paid base salary, the main purpose of which is to provide basic living maintenance support to our employees. Our base salary is not incentive based. Since the adoption of the our incentive plan of 2007, we just paid out the first round of incentive compensation based on restricted common shares of the company, which was disclosed on Form 8K dated July 14, 2008.

8.	We note that you have entered into employment agreements and severance agreements with certain named executive officers. Please disclose the information contained in these agreements as required by Item 402(j) of Regulation S-K. Please also file these agreements as exhibits to the registration statement.

Response

Please be advised that we have disclosed the information contained in these agreement at page 33 and have also filed these agreements as exhibits 10.6 and 10.7.

9.	On page 32, we note your disclosure that the compensation committee varies from the vesting rules depending on the facts and circumstances. Please disclose whether you award any type of compensation that is subject to vesting. If any, please disclose the facts and circumstances that may prompt them to vary from the rules and the factors they would consider in this decision.

Response

Please be advised that we have added the following sentence at page 32:

Currently, we have not issued any type of compensation shares subject to vesting.

10.	We reissue part of comment 28 in our letter dated April 11, 2008. Under the caption “Compensation Committee Interlocks and Insider Participation,” please provide the information required by Item 407(e)(4) of Regulation S-K.

Response

Please be advised that we have added the following under Caption Compensation Committee Interlocks and Insider Participation at page 34:

We do not have any member of our compensation committee who is, or was an officer or employee, or had any relationship with the Company requiring disclosure under Item 404 of Rule S-K. We also do not have any executive officer who served as a member of the compensation committee of another entity or a director of another entity, whose executive officers served on our compensation committee or served as a director of our board.

Management’s Discussion and Analysis of Results of Operation and Financial Condition, page 35

11.	Please provide a management’s discussion and analysis of the financial condition and results of operations for the interim period ended March 31, 2008. See Item 303(b) of Regulation S-K.

Response

Please be advised that we have provided a management’s discussion and analysis of the financial condition and results of operations for the interim period ended March 31, 2008 starting at page 42.

Consolidated Operating Results, page 36

12.	On page 36, we note your discussion of revenues and that you recognize revenue in years when the units are finished and delivered. Please expand your discussion to explain sources of revenue in years in which you did not recognize that revenue. For example, in the Project Tsining JunJing I, you recognized revenues of $8,964,783 and $10,598,504 in 2007 and 2005, respectively, even though you stated that you recognized all revenue for the buildings in 2006.

Response

Please be advised that in Project Tsining JunJing I, we had more than 9 buildings to be constructed, delivered and sold through year 2005, 2006 and 2007. We recognize revenue only when units are constructed, delivered and sold. In year 2006, we recognized revenue for those units that were constructed, delivered and sold, but there were still units remained unsold until 2007. We have revised the paragraph on page 36 to clarify the issue which now reads as follows:

Project Tsining JunJing I revenues in 2007 declined 77.4 percent to $8,964,783 from $39,649,762 in 2006 due to the reduced delivery and sale of the remaining units. Project Tsining JunJing I revenues in 2006 increased 274.1 percent to $39,649,762 from $10,598,504 in 2005 due to increased delivery and sale of the units.

Liquidity and Capital Resources, page 40

13.	Please discuss your material commitments for capital expenditures and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. See Item 303(a)(2) of Regulation S-K. We note that you have several projects currently under construction and that you have at least one other project under development.

Response

Please be advised that we have added the following at page 40:

We currently have approximately a total of RMB 300 million commitments for capital expenditures to fund projects currently under construction. We have recently secured approximately RMB 300 million from China Construction Bank to fund such commitments.

Certain Relationships and Related Transactions, page 44

14.	Please disclose all information required by Item 404 of Regulation S-K. Specifically, please provide the information required by 404(a)(5), including the largest aggregate amount of principal outstanding during fiscal year 2007 and the quarter ended March 31, 2008, the amount outstanding as of the latest practicable date, and the amounts of principal and interest paid during fiscal year 2007 and the quarter ended March 31, 2008. Please also provide the information required by 404(b) of Regulation S-K relating to your policies regarding related party transactions.

Response

Please be advised that we have updated our charts and numbers under Section Certain Relationships and Related Transactions to cover the period ended December 31, 2007 and the quarter ended March 31, 2008. We have also added the following at page 48:

The Company does not allow borrowing by the employees from the Company. There are no buying/selling transactions between the employees and the Company. The employee loans were made at a time when the Company needed working capital to expand operation and the employees helped the Company by giving their loans. The loans were made at or below the then current market rate.

15.	Please update the charts detailing the loans the company and New Land have made with their employees to include amounts through March 31, 2008. Additionally, please disclose whether the chart on page 47 that contains loans from two executive officers are included in the more general chart above or if these are new and separate loan amounts.

Response

Please be advised that we have updated the charts detailing the loans the Company and New Land have made with their employees to include amounts through March 31, 2008. The chart on page 47 that contains loans from two executive officers are included in the more general chart above and we have so indicated at page 51.

Exhibit 5.1 — Legality Opinion

16.	Please remove the phrase “solely for your benefit” in the last full paragraph. You may not limit the persons entitled to rely on this opinion.

Response

Please be advised that we have removed the phrase “solely for your benefit.”

Closing Comments

        Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company fro mits full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Closing Comment Response

        The company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; the company also acknowledges that staff comments or changes to disclosure in response to the above staff comments do not foreclose the Commission from taking any action with respect to the filings; and, acknowledges that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We hope that these responses would be helpful in your review of our registration statement amendment. Please feel free to contact me or our legal counsel Troutman Sanders LLP, Howard H. Jiang at (212)704-6063 or Jie Xiu at (212)704-6018 in case of any further comments or questions in this regard. Their fax number is (212)704-5904. We are delivering a hard courtesy copy of this letter as well as the Amendment No. 1 to the registration statement.

Sincerely yours,

CHINA HOUSING AND LAND DEVELOPMENT, INC.

By:	/s/ Pingji Lu Name: Pingji Lu Title: Chief Executive Officer

By:	/s/ William Xin Name: William Xin Title: Chief Financial Officer (Principal Financial and Accounting Officer)